GREENPOWER MOTOR COMPANY INC.
#240 - 209 Carrall Street
Vancouver, British Columbia V6B 2J2

Tel: (604) 563-4144

May 8, 2020

United States Securities and Exchange Commission
Division of Corporate Finance
Office of Transportation and Leisure
100 F Street, NE
Washington, DC 20549

Re: GreenPower Motor Company Inc.
Amendment No. 2 to Registration Statement on Form F-1
Filed: April 27, 2020
File No: 333-236252

We write in response to your letter of May 6, 2020 to Fraser Atkinson, Chief Executive Officer of GreenPower Motor Company Inc. (the "Company"), with respect to Amendment No. 2 to Registration Statement on Form 1 filed April 27, 2020. Our responses are numbered in a manner that corresponds with your comments as set out in your letter of May 6, 2020.

Amended Form F- 1 Filed April 27, 2020

General

1. Please update your management and director compensation disclosure that begins on page 50 to provide information for the last full financial year. Refer to Item 6.B of Form 20-F. In addition, please update your stated accumulated deficit on page 4, and disclosure regarding your employees on page 25.

Management and director compensation disclosure beginning on page 50 and disclosure regarding our employees on page 25 has been updated to March 31, 2020, being the end of our last fiscal year. Our stated accumulated deficit on page 4 has been updated to December 31, 2019, being the period of the last interim financial statements that we have publicly issued.

Should you have any questions, please do not hesitate to contact Fraser Atkinson at (604) 563-4144 or Michael Sieffert at (236) 521-4642.

Yours truly,

GREENPOWER MOTOR COMPANY INC.

/s/ Fraser Atkinson
_____________________________
Fraser Atkinson
Chief Executive Officer and Chairman